SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Notice of the 40th Annual General Meeting of Shareholders

*	To be presented at the meeting

Notice of the Annual General Meeting of Shareholders

March 10, 2022

To our Shareholders,

KT Corporation will hold the 40th Annual General Meeting of Shareholders (“the Meeting”) on March 31st, 2022.

At the Meeting, “Matters to be Report” will present information on the Company’s performance as well as material issues worth noting for FY2021. Agenda items including the election of Directors will be submitted for shareholders’ approval.

Holders of KT Corporation’s common stock as of the close of business on December 31, 2021 will be entitled to exercise voting rights at the Meeting. Each common stock is entitled to one vote for the election of each director position and one vote for each of the other agendas.

KT Corporation would like to thank our shareholders for their continued investment and support. The Company understands that shareholders consider a range of matters before submitting their vote. We hope that our shareholders will find the information in the Convocation Notice helpful to make an informed voting decision.

We invite you to attend our upcoming Annual General Meeting on Thursday March 31st, 2022. We wish you good health and look forward to your participation.

Hyeon-Mo Ku

Chief Executive Officer

•	Date and Time: Thursday, March 31st 2022 at 9:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2021

Letter from the Board of Directors

March 10, 2022

Dear Fellow Shareholders,

This is Hee-Yol Yu, chairman of the KT board of directors.

First of all, I would like to sincerely thank you for your continued support for KT.

With the pandemic, uncertainties continue not only in the economy and the finance, but also in our daily lives. I hope that you will wisely overcome this crisis and wish all of your safety and peace.

Although the difficult business environment continued in 2021, KT has firmly laid the groundwork for the DIGICO transformation through stable growth of the existing Telco business and expansion of growth portfolios such as B2B, DIGICO, etc. The spread of non-face-to-face culture that came with the pandemic and Digital Transformation trends taught us that companies that settle for existing businesses and customers will have no future. KT focused on expanding its customers and businesses based on capabilities such as AI, Big Data, and Cloud while strengthening its profit-generating capabilities in the telecommunications business. In addition, the group portfolio has been reorganized around growth portfolios such as media/contents, finance, commerce, etc. The stability and growth of the portfolio throughout the group has improved significantly by boldly liquidating non-profit assets and actively promoting M&A, equity investment and partnership/cooperation in the growth sector.

Based on these efforts, consolidated revenue grew 4.1% year-on-year to 24.9 trillion won, while operation profit and net income also increased 41.2% and 107.5% year-on-year, respectively. In particular, KT achieved the largest service revenue growth since the merger in 2009 between KT and KTF, and achieved an operating profit of 1 trillion won, 1 year earlier than its original target year 2022.

In addition to improving financial performance, efforts to improve shareholder value has been continued. Based on improved profitability and shareholder return policies, the Board decided on February 9th, that the dividend per share in 2021 would be 1,910 won, 41.5% higher than the previous year. KT will continue to do its best to share the value of growth with shareholders.

As for the Board, we continued to make efforts to build a solid corporate governance structure. We focused on strengthening the continuity and stability of the governance structure by promoting a competence building program under the supervision of the Board and reinforcing the internal control risk inspection activities. As a result of these efforts, KT achieved the highest rating in the ‘governance structure’ evaluation from external institutions.

KT’s growth into DIGICO will accelerate in 2022. The Telco business will push for growth by discovering new customer segments and DX transformation of existing services, while new platform businesses such as AICC, AI robots, and Cloud/IDC will also expand their growth base. In addition, through active partnership/cooperation, we plan to accelerate the transformation into DIGICO portfolio and internalize the necessary capabilities. In addition, if the revaluation of the group subsidiaries such as Millie’s Library, K Bank, etc. through IPO become actualized, KT’s corporate value is expected to be upgraded as well.

KT is planning to hold the 40th Annual general shareholder’s meeting (AGM) on March 31. A total of six agendas will be proposed at this AGM, including approval of financial statements, changes to the article of association, and appointment of directors. In particular, a total of five directors are recommended as candidates for the appointment of directors, and will be selected by the shareholders.

The solid governance structure based on an independent and transparent Board is very important for the company’s long-term growth. To this end, the KT Board evaluates various qualifications fairly under the principle of transparency in recommending the candidates for directors, and the nominated candidates are expected to help KT evolve into DIGICO and promote the interests of various stakeholders, including the shareholders.

Among the candidates recommended, Mr. Yong-Hun Kim is a legal expert who served as a secretary-general of the Constitutional Court and is expected to contribute to strengthening KT’s compliance. Another candidate, Mr. Benjamin Hong is a former professional manager and is expected to improve KT’s corporate value and growth into a trusted company by shareholders and customers. And I, who has the opportunity to be re-elected as a KT director, will fully support KT’s transformation into DIGICO using my policy expertise and competence in the ICT field.

Candidate Mr. Kyung-Lim Yun, who was recommended as a candidate for inside director, has work experience in various companies such as KT, CJ, and Hyundai Motor, and played a key role in laying the foundation for DIGICO growth by directing the future convergence projects at KT. As the Head of Group Transformation Division, he is expected to accelerate DIGICO transformation and the growth, and contribute to improving corporate value.

Finally, Mr. Jong-Ook Park, and inside director candidate, is a 30-year KT strategy expert who has worked on key tasks in KT’s field and Planning Departments, and is a key executive in KT DIGICO strategy establishment and implementation with the current CEO.

He made continuous efforts to increase corporate value by establishing dividend policies to improve shareholder value and realizing shareholder returns based on profit improvement.

Since he was first appointed as an inside director in 2020, he has faithfully played a role as an inside director for two years and played a pivotal role in innovatively improving KT’s internal control system and compliance system. Based on his experience as the chairman of the Crisis Management Committee, he was recently appointed as a representative director of KT’s safety and health department. Because he was considered the best executive to lead the change to a business environment that values safety and health, he was recommended as a candidate, expecting to secure stable growth of KT in the future.

Candidate Mr. Park’s improper political contribution law and embezzlement charges have been reviewed sufficiently. Considering that the actual involvement in the action was insignificant and that the judgment could be changed legally through formal trials, we decided him as the best candidate by comprehensively judging the candidate’s capabilities and performance, and future expected contribution in terms of the corporate value and shareholder value.

Various information related the AGM, such as the explanation of the agenda and voting method, is explained in detail in the AGM notice, and we hope that the information provided will help investors exercise the voting rights. Also, we ask for the active participation and voting rights from the shareholders.

KT Board will continue to do its best to further increase the value of shareholders and company through independent and reasonable decision-making. Thank you for the interest and encouragement on KT’s growth and development, and we ask for your continued interest and support.

Yours sincerely,

Hee-Yol Yu

Chairman of KT Board of Directors

Matters to be Reported

Business Report for the 40th Fiscal Year

Pursuant to Article 447-2(Preparation of Business Report) and Article 449 of the Commercial Act (Approval and Public Notice of Financial statements, etc.), KT’s 40th annual business report is as follows:

KT Corporation (“the Company”) has prepared its financial statements in accordance with K-IFRS. On a separate basis, the Company recorded a total operating revenue of KRW 18,387.4 billion, operating income of KRW 1,068.2 billion and net income of KRW 990.5 billion in FY2021. Brief highlights of the major business areas are described below.

KT has declared a shift to a digital platform company (DIGICO) in 2020 and has been accelerating innovation in business including media, finance, and B2B to a customer-oriented platforms. In 2021, combination of B2B and DIGICO business growth was accelerated on top of quantitative and qualitative earnings growth from Telco business.

In B2B sector, revenue uptrend in Corp. line and AI/DX has been sustained and AI businesses such as AICC, AI robot and others have been expanded. In Media and Contents sector, business value chain was enhanced by reorganizing KT Seezn, an OTT service subsidiary company, under KT Studio Genie. Furthermore, acquisition of Hyundai Media added business capabilities. In Finance sector, BC card’s earnings rebounded by improvement in consumer sentiment and expansion of public payment market. K Bank turned into quarterly profit making since 2Q21 and has improved its profit. K bank is also prepares for IPO in 2023.

For mobile business, after commercializing 5G for the first time in the world in April 2019, KT has rolled out its coverage, and is now focusing on indoor coverage such as multi-use facilities, and transportation stations to improve the quality of customer experience. In consequence, the number of 5G subscribers grew to 6.38 million, which is about 45% of total handset subscribers, as of the end of 2021. KT is also providing the customer centric and the highest quality of GiGA Internet and Wifi services in Korea by releasing Internet-only products for single-person households and small business owners, which are increasing due to changes in social structure. In addition, KT, which provides 250 real-time channels and has nation’s largest contents inventory including 210,000 VODs, partnered with Netflix and Disney+ to further improve customer experience.

Subscribers of Major Services					(unit: 10K	)
	Mobile	Broadband	IPTV	PSTN	VoIP
Dec 2021	2,280	945	914	990	319
Dec 2020	2,231	917	876	1,045	313

Report on Evaluation Results of Management Performance for the 40th Fiscal Year

Pursuant to Article 34 (Execution of Employment Contract with the Representative Director), evaluations results for Representative Directors performance shall be reported at the Meeting as described below.

The Evaluation and Compensation Committee has reviewed management’s performance for FY2021. The following table summarizes annual KPI and evaluation results for the Representative Director’s short-term performance.

	Annual KPI	Weight	Score
Quantitative KPI	- Service Revenue of KT Corporation - Revenue Generated from Growth Business - Operating Income of KT Corporation	65%	63.97

Qualitative KPI	- Driving Growth with DIGICO - Accelerating Innovation of Group Management System - Implementing Corporate Responsibility and Mission	35%	31.75

Total		100%	95.72

Report on Standards and Method of Payment for Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of the KT’s Articles of Incorporation, the criteria in place to determine the remuneration for executive directors and the method of payment are reported as follows:

For clarification, executive director refers to an inside director, whereas non-executive director represents an outside director.

•	Summary of Executive Compensation Program

The Company’s Executive Compensation program is designed to reward both short-term and long-term performances of management. The Company believes it is critical to maintain a well-balanced incentive program that encourages the management not only to achieve short-term performance, but also to strive for the Company’s long-term value enhancement. The Company operates the Evaluation and Compensation Committee, which dictates annual goals and conducts performance evaluation of the management on an annual basis. The Evaluation and Compensation Committee is also comprised of only outside directors in order to maintain objectivity and fairness of the program. Despite the existing norm among Korean companies do not disclose such standards and methods, the Company not only discloses but also reports such information to the AGM in order to guarantee transparency in executive compensation.

•	Components of Executive Compensation

The remuneration for executive officers consists of annual salary, short-term performance based incentives, long-term performance based incentives, severance package.

The annual salary is further separated into two major factors — base salary and payment for the responsibility of office. Compensation shall be made on a monthly basis at an amount equivalent to one-twelfth of the annual salary.

Short-term performance based incentives are paid in cash. The amount varies in accordance with each director’s result of performance evaluation by the Evaluation and Compensation Committee. Specific payment schemes related to short-term incentives are as follows:

•	Representative Director : 0~180% of base salary

•	Other Inside Directors : 0~140% of base salary

Long-term performance based incentives are paid in the form of a stock grant with a lock-up period of three years. The amount is determined based on TSR (Total Shareholder’s Return), Group EBITDA and Group Revenue. Specific payment schemes related to long-term incentives are as follows:

•	Representative Director : 0~140% of base salary

•	Other Inside Directors : 0~95% of base salary

Severance payment is calculated using the following formulas:

•	Representative Director :

(Average monthly salary) x (number of years in service) x (5)

•	Other Inside Directors :

(Average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with relevant standards.

•	Criteria for Evaluation

The Company’s performance evaluation process begins with the setting up of annual goals by the Evaluation and Compensation Committee. Annual goals are established in alignment with the Company’s overall operational and financial goals and the ultimate goal of improving shareholders’ value.

Short-term Performance

Short-term performance is comprised of quantitative and qualitative factors. Typically, quantitative goals are related to financial and operational performances, whereas qualitative goals are focused on achieving operational and strategic goals to further enhance long-term competitiveness. Weighted Key Performance Index (KPI) is in place to assess annual short-term performance. Please refer to “Report on Evaluation Results of Management Performance for the 40th Fiscal Year” for results of the Representative Director’s short-term performance for FY2021.

Long-term Performance

Long-term performance incentives are provided to reward management’s contribution to long-term financial and operational competitiveness. Incentive are offered in accordance with TSR (Total Shareholder Return), Group EBITDA and Group Revenue; each factor has a weight of 20%, 40% and 40% respectively. TSR is computed by the relative performance of the Company’s TSR against the TSR of KOSPI and other domestic telecommunication service providers. The following illustrates the formulas for TSR, Group EBITDA and Group Revenue:

•	TSR : Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Result : 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

•	Group EBITDA : Operating profit + Depreciation & Amortization

•	Group Revenue : Consolidated revenue

•	Compensation for Outside Directors

Until February 2010, the Company had no incentive based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowances to execute their respective duties. However, the BoD introduced a new compensation program for outside directors in March 2010. The program consists of cash and stock grant in which stock grant requires a one year of lock-up period. The total remuneration for outside directors for FY2021 was recorded at KRW 827 million. The stock grant will be offered in FY2022

•	Summary of Total Compensation

1) Compensation Paid to Directors

(KRW millions)

Year	Inside Directors (3 persons)		Outside Directors (8 persons)		Total (11 persons)
	Total	Average	Total	Average
2019	2,950	983	742	93	3,692
2020	6,680	2,227	764	96	7,444
2021	4,979	1,660	827	103	5,806
2021 excl. severance pay	3,439	1,146	827	103	4,266

*	The amount above represents actual cash payments executed each FY.

*	The amount includes severance pay for former-inside directors following the Severance Pay Regulations for Executives.

*	FY2021 severance pay for former-inside director Mr. Yoon-Young Park (13.32 years of service) was KRW 1,540 million

2) Comparison between total compensation paid and ceiling amounts on remuneration approved at the Annual General Meeting of Shareholders.

(KRW millions)

Year	Total Compensation(A)	Ceiling Amount on Remuneration(B)*	Payment Ratio(A/B)
2019	3,692	5,800	63.7%
2020	7,444	5,800	128.3%
2021	5,806	5,800	100.1%
2021 excl. severance pay	4,266	5,800	73.6%

*	Maximum amounts of remuneration allowed per accrual basis

Ceiling amount on remuneration for Directors for the year 2022 is proposed at the BoD meeting on March 10, 2022. Following the board’s resolution, proposed cap will be voted at the upcoming AGM. For further details, please refer to the Agenda No.5 – Approval of Ceiling Amount on Remuneration for Directors.

•	Share Ownership of Directors

Inside directors can make personal decisions to purchase KT shares from the market. In addition, inside directors are also rewarded with stock grants as long-term performance incentives based on the TSR, Group EBITDA and Group Revenue formulas described above. Such grants are subject to a lock-up period of three years.

The following table represents current inside directors’ ownership of KT shares as of December 31, 2021.

Full Name	Number of Shares
Hyeon-Mo Ku	30,134
Jong-Ook Park	14,197
Kook-Hyun Kang	11,588

Outside directors are also rewarded with stock grant with a lock-up period of one year. The following table represents current outside directors’ ownership of KT shares as of December 31, 2021.

Full Name	Number of Shares
Dae-You Kim	1,533
Gang-Cheol Lee	1,486
Hee-Yol Yu	1,015
Tae-Yoon Sung	1,015
Chung-Gu Kang	543
Chan-Hi Park	543
Eun-Jung Yeo	543
Hyun-Myung Pyo	11,227

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date to exercise voting rights at the AGM is December 31, 2021. As of the record date, the total number of KT shares issued was 261,111,808. The number of common shares, excluding treasury shares, entitled to exercise voting rights was 235,808,146 shares.

•	Method of Resolution

Pursuant to the provisions of the Commercial Act, Agenda No. 1, 3, 4, 5 and 6 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. However, in which voting rights can be exercised electronically, Agenda No. 4 shall be passed with the approval of a majority vote of the shareholders present at the meeting is obtained. Agenda No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

•	Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Commercial Act stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of Member of the Audit Committee(Agenda No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares, equivalent to 7,074,244 shares, are not entitled to exercise any voting rights exceeding the “3% limit”.

Agenda No.  1

Approval of Financial Statements for the 40th Fiscal Year

Pursuant to Article 449 of the Commercial Act (Approval and Public Notice of Financial Statements), approval of the financial statements for the 40th fiscal year is hereby requested.

Background Information

Subsequent pages include only financial statements for both consolidated and separate bases. The financial statements have been audited by an independent auditor. On March 10, 2022, a full copy of the Independent Auditor’s Report, including opinion pages and a report on ICOFR*, was uploaded to KT’s website(https://corp.kt.com/eng/html/investors/financial/audit_01.html , IR Audit Report), and will be filed with SEC as a Form 6-K on March 11, 2022. Financial notes is also included in the Independent Auditor’s Report and should be read in conjunction with financial statements.

* ICOFR : Internal Controls over Financial Reporting

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	December 31, 2021		December 31, 2020
Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	3,019,592	~~W~~	2,634,624
Trade and other receivables, net	4, 6		5,087,490		4,902,471
Other financial assets	4, 7		1,185,659		1,202,840
Current income tax assets			5,954		2,059
Inventories, net	8		514,145		534,636
Current assets held-for-sale	10		1,187		1,198
Other current assets	9		2,044,323		1,876,352

Total current assets			11,858,350		11,154,180

Non-current assets
Trade and other receivables, net	4, 6		1,091,326		1,250,769
Other financial assets	4, 7		822,379		544,347
Property and equipment, net	11		14,464,886		14,206,119
Right-of-use assets	21		1,248,308		1,217,179
Investment properties, net	12		1,720,654		1,368,453
Intangible assets, net	13		3,447,333		2,161,258
Investments in associates and joint ventures	14		1,288,429		557,881
Deferred income tax assets	30		423,728		433,698
Other non-current assets	9		793,948		768,661

Total non-current assets			25,300,991		22,508,365

Total assets		~~W~~	37,159,341	~~W~~	33,662,545

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	December 31, 2021		December 31, 2020
Liabilities

Current liabilities
Trade and other payables	4, 15	~~W~~	6,641,422	~~W~~	6,210,099
Borrowings	4, 16		1,731,422		1,418,114
Other financial liabilities	4, 7		72,807		2,493
Current income tax liabilities			266,430		232,225
Other provisions	17		171,316		165,990
Deferred income			64,742		60,252
Other current liabilities	9		1,124,293		1,103,299

Total current liabilities			10,072,432		9,192,472

Non-current liabilities
Trade and other payables	4, 15		1,338,781		807,540
Borrowings	4, 16		6,706,281		5,898,184
Other financial liabilities	4, 7		424,859		260,676
Net defined benefit liabilities	18		197,883		378,087
Other provisions	17		86,081		86,202
Deferred income			194,309		149,050
Deferred income tax liabilities	30		643,958		429,331
Other non-current liabilities	9		927,596		909,570

Total non-current liabilities			10,519,748		8,918,640

Total liabilities			20,592,180		18,111,112

Equity attribute to owners of the Controlling Company
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		13,287,390		12,155,420
Accumulated other comprehensive income	24		117,469		86,051
Other components of equity	24		(1,433,080)		(1,234,784)

			14,976,536		14,011,444
Non-controlling interest			1,590,625		1,539,989

Total equity			16,567,161		15,551,433

Total liabilities and equity		~~W~~	37,159,341	~~W~~	33,662,545

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2021 and 2020

(in millions of Korean won, except per share amounts)	Notes	2021		2020
Operating revenue	26	~~W~~	24,898,005	~~W~~	23,916,667
Operating expenses	27		23,226,181		22,732,560

Operating profit			1,671,824		1,184,107
Other income	28		307,654		341,253
Other expenses	28		280,081		559,576
Finance income	29		726,283		498,614
Finance costs	29		563,330		507,383
Share of net losses of associates and joint ventures	14		116,061		18,041

Profit before income tax expense			1,978,411		975,056
Income tax expense	30		519,016		271,664

Profit for the year		~~W~~	1,459,395	~~W~~	703,392

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	1,356,878	~~W~~	658,025
Non-controlling interest:			102,517		45,367

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	31
Basic earnings per share		~~W~~	5,759	~~W~~	2,684
Diluted earnings per share			5,747		2,683

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	2021		2020
Profit for the year		~~W~~	1,459,395	~~W~~	703,392

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		55,822		(60,181)
Share of remeasurement loss of associates and joint ventures			(1,596)		786
Gain on valuation of equity instruments at fair value through other comprehensive income			144,890		51,696
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income			(15,110)		(9,699)
Valuation gain on cash flow hedge			141,855		(84,044)
Other comprehensive income from cash flow hedges reclassified to profit or loss			(136,583)		111,431
Share of other comprehensive income from associates and joint ventures			(24,216)		15,932
Exchange differences on translation of foreign operations			505		(2,666)

Total comprehensive income for the year		~~W~~	1,624,962	~~W~~	726,647

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	1,510,373	~~W~~	684,213
Non-controlling interest			114,589		42,434

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2020			1,564,499		1,440,258		11,633,780		194,934		(1,170,083)		13,663,388		1,520,160		15,183,548
Comprehensive income
Profit for the year			—		—		658,025		—		—		658,025		45,367		703,392
Remeasurements of net defined benefit liabilities	18		—		—		(49,554)		—		—		(49,554)		(10,627)		(60,181)
Share of gain on remeasurements of associates and joint ventures			—		—		410		—		—		410		376		786
Share of other comprehensive income of associates and joint ventures			—		—		—		14,701		—		14,701		1,231		15,932
Valuation gain on cash flow hedge	4,7		—		—		—		27,433		—		27,433		(46)		27,387
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		184,215		(150,135)		—		34,080		7,917		41,997
Exchange differences on translation of foreign operations			—		—		—		(882)		—		(882)		(1,784)		(2,666)

Total comprehensive income for the year			—		—		793,096		(108,883)		—		684,213		42,434		726,647

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(40,802)		(40,802)
Change in ownership interest in subsidiaries			—		—		—		—		11,628		11,628		18,197		29,825
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Acquisition of treasury stock			—		—		—		—		(110,097)		(110,097)		—		(110,097)
Disposal of treasury stock			—		—		—		—		33,213		33,213		—		33,213
Others			—		—		—		—		(1,135)		(1,135)		—		(1,135)

Subtotal			—		—		(271,456)		—		(64,701)		(336,157)		(22,605)		(358,762)

Balance as at December 31, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433
Comprehensive income
Profit for the year			—		—		1,356,878		—		—		1,356,878		102,517		1,459,395
Remeasurements of net defined benefit liabilities	18		—		—		47,348		—		—		47,348		8,474		55,822
Share of gain on remeasurements of associates and joint ventures			—		—		(1,559)		—		—		(1,559)		(37)		(1,596)
Share of other comprehensive income of associates and joint ventures			—		—		—		(19,718)		—		(19,718)		(4,498)		(24,216)
Valuation gain on cash flow hedge	4,7		—		—		—		5,222		—		5,222		50		5,272
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		76,288		47,247		—		123,535		6,245		129,780
Exchange differences on translation of foreign operations			—		—		—		(1,333)		—		(1,333)		1,838		505

Total comprehensive income for the year			—		—		1,478,955		31,418		—		1,510,373		114,589		1,624,962

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Effect of change in connection range			—		—		—		—		—		—		(17,566)		(17,566)
Change in ownership interest in subsidiaries			—		—		—		—		15,797		15,797		(22,620)		(6,823)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Disposal of treasury stock			—		—		—		—		50,954		50,954		—		50,954
Recognition of the obligation to purchase its own equity			—		—		—		—		(101,829)		(101,829)		—		(101,829)
Others			—		—		—		—		6,389		6,389		(5)		6,384

Subtotal			—		—		(346,985)		—		(198,296)		(545,281)		(63,953)		(609,234)

Balance as at December 31, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	2021		2020
Cash flows from operating activities
Cash generated from operations	33	~~W~~	5,829,607	~~W~~	4,745,293
Interest paid			(257,809)		(254,852)
Interest received			272,061		259,836
Dividends received			74,441		19,623
Income tax paid			(356,466)		(30,073)

Net cash inflow from operating activities			5,561,834		4,739,827

Cash flows from investing activities
Collection of loans			54,934		63,435
Disposal of financial assets at fair value			609,849		528,655
through profit or loss
Disposal of financial assets at amortized cost			690,457		528,746
Disposal of financial assets at fair value through other comprehensive income			244,994		351,065
Disposal of investments in associates and joint ventures			10,880		24
Disposal of assets held-for-sale			—		83,241
Disposal of property and equipment and investment properties			174,413		49,832
Disposal of intangible assets			11,624		13,362
Disposal of right-of-use assets			318		2,023
Increase in cash due to changes in scope of consolidation			39,340		—
Discontinued operations			—		205
Loans granted			(54,128)		(48,731)
Acquisition of financial assets at fair value through profit or loss			(753,907)		(521,142)
Acquisition of financial assets at amortized cost			(623,924)		(759,180)
Acquisition of financial assets at fair value through other comprehensive income			(131,674)		(14,092)
Acquisition of investments in associates and joint ventures			(487,828)		(273,411)
Acquisition of property and equipment and investment properties			(3,495,021)		(3,207,566)
Acquisition of intangible assets			(752,181)		(511,094)
Acquisition of right-of-use assets			(4,261)		(5,824)
Decrease in cash due to changes in scope of consolidation			(671,359)		(41,018)

Net cash outflow from investing activities			(5,137,474)		(3,761,470)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	2021		2020
Cash flows from financing activities	34
Proceeds from borrowings			2,899,567		1,795,221
Cash inflows under derivatives contracts			216		36,594
Cash intflow from consolidated equity transaction			67,693		—
Cash inflow from other financing activities			2,556		35,854
Repayments of borrowings			(1,999,173)		(1,627,354)
Dividends paid			(350,334)		(310,567)
Decrease in lease liabilities			(394,567)		(447,784)
Decrease in other liabilities			—		(13,674)
Cash outflow under derivatives contracts			(1,712)		—
Acquisition of treasury stock			(193,626)		(114,683)
Cash outflow from consolidated equity transaction			(11,001)		—
Cash outflow from other financing activities			(60,901)		(1,192)

Net cash outflow from financing activities			(41,282)		(647,585)

Effect of exchange rate change on cash and cash equivalents			1,890		(2,042)

Net increase in cash and cash equivalents			384,968		328,730
Cash and cash equivalents
Beginning of the year	5		2,634,624		2,305,894

End of the year	5	~~W~~	3,019,592	~~W~~	2,634,624

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Financial Position

December 31, 2021 and 2020

(in millions of Korean won)	Notes	December 31, 2021		December 31, 2020
Assets
Current assets
Cash and cash equivalents	4,5	~~W~~	1,708,714	~~W~~	1,541,210
Trade and other receivables, net	4,6		3,092,397		3,127,040
Other financial assets	4,7		104,062		268,046
Inventories, net	8		289,345		353,310
Other current assets	9		1,972,529		1,866,128

Total current assets			7,167,047		7,155,734

Non-current assets
Trade and other receivables, net	4,6		750,820		1,080,282
Other financial assets	4,7		591,201		180,780
Property and equipment, net	11		12,021,117		11,999,717
Right-of-use assets	21		1,078,129		1,152,153
Investment properties, net	12		997,344		735,563
Intangible assets, net	13		2,236,564		1,583,456
Investments in subsidiaries, associates and joint ventures	14		3,816,915		3,505,017
Other non-current assets	9		703,232		635,224

Total non-current assets			22,195,322		20,872,192

Total assets		~~W~~	29,362,369	~~W~~	28,027,926

The above separate statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Financial Position

December 31, 2021 and 2020

(in millions of Korean won)		December 31, 2021		December 31, 2020
Liabilities
Current liabilities
Trade and other payables	4,15	~~W~~	4,523,621	~~W~~	4,276,962
Borrowings	4,16		1,338,207		1,228,777
Other financial liabilities	4,7		17,807		—
Current income tax liabilities	30		104,481		76,036
Provisions	17		155,660		152,971
Deferred income			48,977		53,836
Other current liabilities	9		779,967		819,385

Total current liabilities			6,968,720		6,607,967

Non-current liabilities
Trade and other payables	4,15		1,259,709		738,275
Borrowings	4,16		5,611,447		5,716,991
Other financial liabilities	4,7		5,572		120,349
Net defined benefit liabilities	18		116,456		270,290
Provisions	17		77,284		79,774
Deferred income	26		187,309		141,554
Deferred income tax liabilities	30		487,107		271,454
Other non-current liabilities	9		783,871		877,715

Total non-current liabilities			8,528,755		8,216,402

Total liabilities			15,497,475		14,824,369

Equity
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		11,931,481		11,233,714
Accumulated other comprehensive income	24		125,610		42,906
Other components of equity	24		(1,196,954)		(1,077,820)

Total equity			13,864,894		13,203,557

Total liabilities and equity		~~W~~	29,362,369	~~W~~	28,027,926

The above separate statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2021 and 2020

(in millions of Korean won, except per share amounts)	Notes	2021		2020
Operating revenue	26	~~W~~	18,387,434	~~W~~	17,879,281
Operating expenses	27		17,319,161		17,001,042

Operating profit			1,068,273		878,239
Other income	28		346,907		396,484
Other expenses	28		244,261		464,981
Finance income	29		638,931		452,709
Finance costs	29		488,533		449,153

Profit before income tax			1,321,317		813,298
Income tax expense	30		330,826		147,805

Profit for the year		~~W~~	990,491	~~W~~	665,493

Earnings per share
Basic earnings per share	31	~~W~~	4,211	~~W~~	2,714
Diluted earnings per share	31		4,203		2,713

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	2021		2020
Profit for the year		~~W~~	990,491	~~W~~	665,493

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		31,025		(26,790)
Gain on valuation of equity instruments at fair value through other comprehensive income			116,913		1,566
Items that may be subsequently reclassified to profit or loss:
Gain (loss) on valuation of debt instruments at fair value through other comprehensive income	4		(15,110)		(9,693)
Valuation gain (loss) on cash flow hedges	4,7		137,865		(81,301)
Other comprehensive income from cash flow hedges reclassified to profit or loss	4		(133,728)		108,770

Total other comprehensive income (loss)		~~W~~	136,965	~~W~~	(7,448)

Total comprehensive income for the year		~~W~~	1,127,456	~~W~~	658,045

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,866,582	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,893,296

Comprehensive income
Profit for the year			—		—		665,493		—		—		665,493
Loss on valuation of financial assets at fair value through other comprehensive income	4,30		—		—		(115)		(8,012)		—		(8,127)
Remeasurements of the net defined benefit liability	18,30		—		—		(26,790)		—		—		(26,790)
Valuation gain on cash flow hedge	4,30		—		—		—		27,469		—		27,469

Total comprehensive income for the year			—		—		638,588		19,457		—		658,045

Transactions with equity holders
Dividends paid	32		—		—		(269,766)		—		—		(269,766)
Appropriation of retained earnings related to loss on disposal of treasury stock	23		—		—		(1,690)		—		1,690		—
Acquisition of treasury stock	24		—		—		—		—		(110,097)		(110,097)
Disposal of treasury stock	24		—		—		—		—		33,213		33,213
Others			—		—		—		—		(1,134)		(1,134)

Balance at December 31, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557

Balance at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557

Comprehensive income
Profit for the year			—		—		990,491		—		—		990,491
Loss on valuation of financial assets at fair value through other comprehensive income	4,30		—		—		23,236		78,567		—		101,803
Remeasurements of the net defined benefit liability	18,30		—		—		31,025		—		—		31,025
Valuation gain on cash flow hedge	4,30		—		—		—		4,137		—		4,137

Total comprehensive income for the year			—		—		1,044,752		82,704		—		1,127,456

Transactions with equity holders
Dividends paid	32		—		—		(326,487)		—		—		(326,487)
Appropriation of retained earnings related to loss on disposal of treasury stock	23		—		—		(20,498)		—		20,498		—
Acquisition of treasury stock	24		—		—		—		—		(190,105)		(190,105)
Disposal of treasury stock	24		—		—		—		—		50,954		50,954
Others			—		—		—		—		(481)		(481)

Balance at December 31, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	2021		2020
Cash flows from operating activities
Cash generated from operations	33	~~W~~	4,998,368	~~W~~	4,227,540
Interest paid			(228,368)		(234,211)
Interest received			230,509		222,101
Dividends received			76,629		132,033
Income tax refunded (paid)			(117,810)		68,599

Net cash inflow from operating activities			4,959,328		4,416,062

Cash flows from investing activities
Collection of loans			47,254		58,587
Disposal of current financial instruments at amortized cost			189,976		—
Disposal of non-current financial instruments at amortized cost			—		1
Disposal of financial assets at fair value through profit or loss			33,651		361
Disposal of financial assets at fair value through other comprehensive income			36,749		288
Disposal of investments in subsidiaries, associates and joint ventures			70,785		1,381
Disposal of assets held-for-sale			—		119,182
Disposal of property and equipment			40,722		20,162
Disposal of intangible assets			6,036		4,916
Disposal of right-of-use assets			110		1,862
Loans granted			(42,815)		(42,549)
Acquisition of current financial instruments at amortized cost			—		(190,149)
Acquisition of financial assets at fair value through profit or loss			(71,899)		(7,309)
Acquisition of financial assets at fair value through other comprehensive income			(40,182)		—
Acquisition of investments in subsidiaries, associates and joint ventures			(383,221)		(113,141)
Acquisition of property and equipment			(2,946,975)		(2,931,876)
Acquisition of intangible assets			(633,847)		(394,033)
Acquisition of right-of-use assets			(3,330)		(4,956)

Net cash outflow from in investing activities			(3,696,986)		(3,477,273)

Cash flows from financing activities
Proceeds from borrowings and bonds			1,038,456		1,113,964
Settlement of derivative assets and liabilities, net			216		36,594
Dividend paid			(326,487)		(269,766)
Repayments of borrowings and debentures			(1,223,841)		(1,059,065)
Acquisition of treasury stock			(190,105)		(110,097)
Decrease in lease liabilities			(393,634)		(437,171)

Net cash outflow from financing activities	34		(1,095,395)		(725,541)

Effect of exchange rate change on cash and cash equivalents			557		(435)

Net increase in cash and cash equivalents			167,504		212,813
Cash and cash equivalents
Beginning of the year	5		1,541,210		1,328,397

End of the year	5	~~W~~	1,708,714	~~W~~	1,541,210

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

Agenda No.  2

Amendment to the Articles of Incorporation

In order to expand business area, enable distribution of notice via electronic media, diversify shareholder return and clarify procedures, approval of the following changes to the Articles of Incorporation is requested.

Background Information

Proposed changes to the Articles of Incorporation have been drafted following a resolution by the Board of Directors. The amendment includes –

1)

Adding items in Business Purposes in the Article of Incorporation in order to expand business field into ‘Personal information management business and ancillary work’ to initiate ‘MyData’, a consumer finance data service.

2)	Enabling distribution of public notice via electronic media and adding methods of notice of the general meeting of shareholders.

3)	Adding a form of dividend payment to diversify shareholder return.

4)	Clearly defining procedure in the event of Representative Director appointed by the Board of Directors fails to perform his/her duties and changing of the item number of Business Purpose.

Background information is drafted to improve shareholder’s understanding. For more accurate excerpts, please refer to the subsequent pages. If any potential conflicts exist, the following information shall prevail.

Agenda No. 2-1, Amendment to add items in Business Purposes

Before Amendment	After Amendment	Purpose

Article 2. (Purpose) The objective of KT is to engage in the following business activities:	Article 2. (Purpose) The objective of KT is to engage in the following business activities: 34. Personal information management business and ancillary work	Added a business purpose to expand business field into ‘MyData’, a consumer finance data service

Agenda No. 2-2, Change in notification method

Before Amendment	After Amendment	Purpose

Article 4. (Method of Public Notice)

Public notices by KT shall be given in The Seoul Shinmun circulated in Seoul, Republic of Korea. Provided, however, that if the public notices cannot be published in The Seoul Shinmun due to unavoidable circumstances, such public notices may be given in any daily newspaper published in Seoul, Republic of Korea.

Article 4. (Method of Public Notice)

Public notice by KT shall be available at the website of the Company (https://www.kt.com) provided, however, that if it is not possible to do so due to computer system failure or other unavoidable causes, public notice by the Company shall be given in any daily newspaper published in Seoul, Republic of Korea.

Amended to enable distribution of public notice via electronic media

Article 18. (Convening of General Meeting)

(2) Notice of the General Meeting of Shareholders specifying the time, place and purpose thereof shall be sent to each shareholder two (2) weeks prior to the date set for the General Meeting of Shareholders. However, such notice to the shareholders who hold less than one-hundredth (1/100) of the total number of shares with voting rights may be given in the form of a public notice of the meeting appearing twice or more in The Seoul Shinmun, The Maeil Business Newspaper and The Korean Economic Daily instead.

Article 18. (Convening of General Meeting)

(2) Notice of the General Meeting of Shareholders specifying the time, place and purpose thereof shall be sent to each shareholder in writing or electronically, two (2) weeks prior to the date set for the General Meeting of Shareholders. However, such notice to the shareholders who hold less than one-hundredth (1/100) of the total number of shares with voting rights may be given in the form of a public notice of the meeting appearing twice or more in The Seoul Shinmun, The Maeil Business Newspaper and The Korean Economic Daily, or in the form of public announcement on the Data Analysis, Retrieval and Transfer System (“DART”) operated by the Financial Supervisory Service or Korea Exchange in lieu of written notice in paragraph 2.

Amended to add methods of Notice of the General Meeting of Shareholders

Agenda No. 2-3, Diversification of shareholders return method

Before Amendment	After Amendment	Purpose

Article 49. (Payment of Dividends)

(1) Dividends may be paid either in cash or in shares.

(2) In case of stock dividends, if KT has issued several types of shares, different types of shares may be allotted by a resolution of the General Meeting of Shareholders.

(3) Pursuant to a resolution of the Board of Directors, KT may pay interim dividends in cash once during a fiscal year with June 30 as a base date (referred to as the fixed interim dividend date).

(4) The dividends referred to in Paragraphs (1) and (3) shall be paid to the shareholders or registered pledgees who are registered in the registry of shareholders as of the date referred to paragraph (1) of Article 14 or as of the fixed interim dividend date.

(5) The rights to dividends shall be extinguished if it is not exercised within five (5) years from the date when the relevant dividend was declared, and such unclaimed dividends shall belong to KT.

Article 49. (Payment of Dividends)

(1) Dividends may be paid either in cash, in shares or in other property.

(2) In case of stock dividends, if KT has issued several types of shares, different types of shares may be allotted by a resolution of the General Meeting of Shareholders.

(3) In case of stock or other property dividends, dividends may be paid in cash for shareholders who hold less than a certain number of stocks.

(4) Pursuant to a resolution of the Board of Directors, KT may pay interim dividends once during a fiscal year with June 30 as a base date (referred to as the fixed interim dividend date).

(5) The dividends referred to in Paragraphs (1) and (4) shall be paid to the shareholders or registered pledgees who are registered in the registry of shareholders as of the date referred to paragraph (1) of Article 14 or as of the fixed interim dividend date.

(6) The rights to dividends shall be extinguished if it is not exercised within five (5) years from the date when the relevant dividend was declared, and such unclaimed dividends shall belong to KT.

Amended to diversify shareholders return method (added ‘other property’ as a form of dividend payment)

Agenda No. 2-4, Clarification of Regulations

Before Amendment	After Amendment	Purpose

Article 2. (Purpose) The objective of KT is to engage in the following business activities:

9-1 Business facilities management and Business support services

26. Business related to Information Security & Certification Service

27. Activities of management consultancy

28. Warehousing and storage

39. General construction business

30. Specialized design business

31. Freight Transportation Business, Cargo Transportation Intermediation Business

32. Manufacturing and sales of medical device

33. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Article 2. (Purpose) The objective of KT is to engage in the following business activities:

26. Business facilities management and Business support services

27. Business related to Information Security & Certification Service

28. Activities of management consultancy

29. Warehousing and storage

30. General construction business

31. Specialized design business

32. Freight Transportation Business, Cargo Transportation Intermediation Business

33. Manufacturing and sales of medical device

35. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Changed item number

Before Amendment	After Amendment	Purpose

Article 29. (Duties of the Representative Director and Directors)

(2) Inside directors shall assist the Representative Director and shall perform their duties. In the event the Representative Director fails to perform his duties, an inside director shall perform his/her duties in accordance with the order as provided in the Office Regulation. However, in the event both the Representative Director and inside directors fail to perform their duties, a director shall perform his/her duties in accordance with the order as provided in the Office Regulation.

(3) If a director becomes aware of any event which may cause a material damage to KT, such director should immediately report to the Auditors’ Committee thereof.

Article 29. (Duties of the Representative Director and Directors)

(2) Inside directors shall assist the Representative Director and shall perform their duties. In the event the Representative Director fails to perform his duties, an inside director shall perform his/her duties in accordance with the order as provided in the Office Regulation. However, in the event both the Representative Director and inside directors fail to perform their duties, a director shall perform his/her duties in accordance with the order as provided in the Office Regulation.

(3) In the event the Representative Director appointed by the Board of Directors fails to perform his duties, an inside director shall perform his/her duties in accordance with the order as provided in the Office Organization Regulation.

(4) If a director becomes aware of any event which may cause a material damage to KT, such director should immediately report to the Auditors’ Committee thereof.

Amended to clearly define procedure in the event of Representative Director appointed by the Board of Director fails to perform his/her duties

Addendum

Before Amendment	After Amendment	Purpose

—

ADDENDUM (March 31, 2022)

Article 1. (Enforcement Date)

These Articles of Incorporation shall become effective from the date on which a resolution on the foregoing amendments is adopted at the General Meeting of Shareholders.

Amended to add effective date of amended Articles of Incorporation as of date of the resolution at the Annual General Meeting of Shareholders

Agenda No.  3

Election of Directors

Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of the Commercial Act, Article 25(Election of the Representative Director and Directors) and Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation, approval of the election of directors is hereby requested.

At the 40th Annual General Meeting of Shareholders, a total of five (5) directors shall be elected – two inside directors and three outside directors. The Representative Director has recommended two candidates for inside directors with the consent of the Board of Directors. The Outside Director Nominating Committee has nominated three outside director candidates.

[Board Composition and Election Process]

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:

•	up to three inside directors, including the Representative Director; and

•	up to eight outside directors.

All of our directors are elected at the general shareholders’ meeting. Under our articles of incorporation, the term of office for an inside director is up to three years. Pursuant to an amendment to our articles of incorporation in March 2020, the term of office for an outside director changed from up to ten years to up to six years, which change was made to reflect an amendment to the enforcement decree of the Commercial Code of Korea.

According to our articles of incorporation, Outside Director Nominating Committee must consist of one inside director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. Our Outside Director Candidate Nominating Committee nominates outside director candidates for appointment at the general shareholders’ meeting.

Representative Director recommends Inside Director candidates with the consent of the Board of Directors and candidates are elected at the general shareholders’ meeting. And in accordance with the company’s Articles of Incorporation, one person recommended by the CEO among the inside directors can be additionally appointed as a representative director by a resolution of the Board of Directors.

▣ Nomination and Election Process for Inside Director

▣ Nomination and Election Process for Outside Director

Biographies of candidates are disclosed in the subsequent pages.

<Agenda No. 3-1, Inside Director Candidate> Full Name: Mr. Jong-Ook Park Current Occupation: Chief Safety and Health Officer/Head of Corporate Planning Group, President, KT
Date of Birth	January 24, 1962
Gender	Male
Skills	Business, Economics
New Appointment	No (Director since March 2020)
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Service Term	March 31, 2022 to the 2023 AGM (one-year term)

• Educational Background

• 1992	Master’s in Law, Chonnam National University

• 1987	Bachelor’s in Law, Chonnam National University

• Professional Associations
• 2022 – Present	Chief Safety and Health Officer/Head of Corporate Planning Group, KT Corporation

• 2020 – 2021	Head of Corporate Planning Group, KT Corporation

• 2015 – 2019	Head of Strategy Planning Office, KT Corporation

• 2014 – 2014	Head of IT Strategy Business Unit, KT Corporation

• Rationale for Recommendation

Mr. Jong-Ook Park, the candidate for the inside director, is an expert in KT strategy with over 30 years of experience in the field and Planning Department. He, as a core executive for KT strategy implementation, has played a key role in establishing and operating DIGICO KT strategy with the current CEO.

In addition, the candidate has striven to improve KT’s corporate value in the way of establishing a clear dividend policy for better shareholder value and increasing shareholder return based on improved profit as a member of Board of Directors and the Head of Corporate Planning Group. Ever since he was appointed as an inside director in 2020, he faithfully fulfilled his duty as an inside director and played a pivotal role in innovatively reforming KT’s internal control system and compliance system.

Based on his recent experience as the Crisis Committee chairman, he is appointed as the representative director. As he is determined to be a right executive to lead safety and health affairs centered management environment change, Mr. Jong-Ook Park is recommended as an insider director candidate to take responsibility of the solid growth of the company.

• BoD’s Determination on Controversies over the Candidate

After having been reported several times by the Compliance Officers and based on the in-depth reviews of the KT Board on candidate’s improper political contribution and embezzlement charges, the KT Board judged that the candidate was not aware of the raising of the off-book funds for political donation, was not involved in the process of the raising the off-book funds. The candidate only lent his name to former regulatory affairs officers in the process of donation. The KT Board found out that it was not for any personal benefit and also the candidate returned allegation amount.

Despite the summary order from the court, there was still a lot of room for legal disputes since there was a formal request from the candidate for a trial against it, and the financial impact of the relevant amount was not significant.

The Board expects the candidate to contribute greatly to enhancing corporate value as the right candidate to accelerate and complete KT’s DIGICO growth. Since the initial declaration of the DIGICO strategy, KT is in the transition period towards DIGICO transformation. Therefore the Board judges that it is important to maintain the continuity. Moreover, since it is expected that the candidate can play a major role in establishing the safe workplace as the Chief Safety and Health Officer, contribute to the exemplary Board activities & improvement of the corporate governance activities as an inside director, the KT Board unanimously decide the re-election of Mr. Jong-Ook Park as the inside director.

[ Actions taken to Enhance Compliance System ]

In January 2018, the Korean police commenced an investigation in connection with the allegations that KT’s current and former executives and employees violated the Political Funds Act of Korea, by making certain donations to lawmakers using corporate funds. Both of the donations and fund raising were done by former executives, who were in charge of Government relations at that time, and some of other executives only lent their names in the course of the donations. After police investigation in 2018, the BoD and Audit committee have enhanced compliance system for systematic risk management.

• Establishment of Compliance committee

• Compliance committee and dedicated division established (Feb 2018)

• Donation process has revised to get permission from compliance committee for any kind of donation to public sector

• Compliance committee became formal unit and CCO, Chief Compliance Officer, was appointed (Feb 2020)

Outside legal expert was appointed as a chairperson of the committee to realize compliance management

• ‘Anti-corruption Code of Conduct’ has been established and conducted to prohibit political donation with company fund (2021)

• Meeting between outside directors and compliance committee has been arranged

(more than once for every quarter)

• Inspection on the status of compliance control standard (once a year)

• The BoD periodically get reported and inspect about the company’s compliance status on compliance control standards

Especially, to minimize business risk, inspections on business related compliance status and legal risk evaluation and management system have been taken

• All employees are required to take sign on anti-corruption oath every year (May 2021)

• Strengthen Compliance training

• FY2019 ~ FY2021, 370 training sessions for 82,000 employees

<Agenda No. 3-2, Inside Director Candidate> Full Name: Mr. Kyoung-Lim Yun Current Occupation: Head of Group Transformation Group, President, KT
Date of Birth	June 14, 1963
Gender	Male
Skills	Business, Economics
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Service Term	March 31, 2022 to the 2023 AGM (one-year term)

• Educational Background
• 1997	Ph.D., Business Administration, KAIST

• 1988	M.S., Business Administration, KAIST

• 1986	B.A., Business Administration, Seoul National University

• Professional Associations
• 2021 – Present	Head of Group Transformation Group, KT Corporation

• 2019 – 2021	Head of TaaS Strategy Division/ Head of Open Innovation Strategy Division, Hyundai Motor Group

• 2018 – 2019	Head of Global Business Office, KT Corporation

• 2014 – 2018	Head of Future Convergence Business Group, KT Corporation

• 2013 – 2014	Head of Management Support Office, CJ Hello Vision

● Rationale for Recommendation

Mr. Kyoung-Lim Yun, the head of Group Transformation Group, played a key role to enhance KT group’s foundation for sustainable growth by raising global/local subsidiaries, strategic investment and partnership.

With the experience as the head of New Business Development Office and the head of Global Business Group, he maintained expertise and insights on enhancing new business momentum and planning future strategy. Based on these capabilities, the candidate is developing business alliance and partnership models and is expected to make a contribution to corporate value upgrade.

Furthermore, the candidate has abundant expertise in media and mobility business sector with his experience as a vice president in CJ and Hyundai Motors. By utilizing these, he will play a bigger role to expand KT group’s business into various sectors by leveraging KT’s IT infrastructure and platform.

KT is currently in transition to DIGICO from Telco pursuing innovation and growth. The candidate, who has proven management capabilities, is expected to make a contribution to the company’s development and corporate value improvement. Therefore, Mr. Yun is recommended as a candidate.

<Agenda No. 3-3, Outside Director Candidate>

Full Name: Mr. Hee-Yol Yu

Current Occupation: Outside Director, KT/ Non-executive director, Korea Trade Insurance Corporation/ Board chairperson, KCRC(Korea Carbon Capture & Sequestration R&D Center)

Date of Birth	January 12, 1947
Gender	Male
Skills	ICT Policy
New Appointment	No (Director since March 2019)
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Non-executive director, Korea Trade Insurance Corporation
Service Term	March 31, 2022 to the 2025 AGM (three-year term)

• Educational Background
• 1996	Ph.D., Politics and Science & Technology Policy Making, Korea University

• 1982	M. Phil., Technology Innovation Science Policy Research Unit, Sussex University

• 1969	M.A., Public Administration, Seoul National University

• 1965	B.A., Liberal Arts and Sciences, Seoul National University
• Professional Associations
• 2020 – Present	Non-executive director, Korea Trade Insurance Corporation

• 2019 – Present	Outside Director, KT Corporation

• 2012 – Present	Board chairperson, KCRC(Korea Carbon Capture & Sequestration R&D Center)

• 2012 – 2017	Chairman, Korea Edge Technology & Management Development Center

• 2005 – 2006	Committee Member, Technology Transfer and Business Policy Council in the Ministry of Commerce, Industry and Energy

• 2004 – 2006	President, Korea Institute of S&T Evaluation and Planning

• 2001 – 2002	Vice Minister of the Ministry of Science & Technology

• Rationale for Recommendation

Mr. Hee-Yol Yu is an ICT policy expert that has professional experience as vice minister of the Ministry of Science & Technology, president of Korea institute of S&T evaluation and planning, committee member of Technology transfer and business policy council in the Ministry of Commerce, Industry and Energy and chairman of Korea edge technology & management development center. Currently, he is serving KT as an outside director and Korea Trade Insurance Corporation as a non-executive director.

During his incumbency as a KT’s Board chairman, he respected opinions of the Board members and led well the Board to have active discussion. Furthermore, steadily monitoring local/global ICT trends and policy directions, he suggested ICT policy directions based on his monitoring and emphasized active R&D investment as well as 5G investment and business plan.

By suggesting to find new growth momentum through active partnership and cooperation for securing competitive business capabilities, it is expected for Mr. Yu to make a significant contribution to KT’s DIGICO growth acceleration. Therefore, Mr. Yu is recommended as outside director candidate.

• Candidate’s Plan as Outside Director

Mr. Yu plans to suggest the development plan for transformation into digital platform company based on his understanding of KT’s vision, mission and medium-and long-term strategy as well as expertise on ICT industry. Especially, he suggested gradual growth with DIGICO and Inorganic growth for rapid growth.

Also, He will provide policy advice to get fair corporate value in the capital market and to make KT transform toward growing business portfolio by successfully establishing KT’s eight future growth businesses. With high understanding in outside director’s role and responsibility, he has committed to lead the Board to the right decision. He will work on his duty as an outside director while looking beyond certain interests and considering the Company’s benefit as well as stakeholders. Furthermore, he will make a contribution to build a constructive relationship between the Company and the Board of directors by being a strategic partner to the Company and fully taking management oversight role.

<Agenda No. 3-4, Outside Director Candidate>

Full Name: Mr. Yong-Hun Kim

Current Occupation: Outside Director and Audit committee member, HJ Shipbuilding & Construction/ Professor of Law at Sejong university/ Partner Lawyer of DR&AJU Law Group

Date of Birth	March 29, 1955
Gender	Male
Skills	Legal
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	Legal counseling contract between KT and DR&AJU Law Group (KRW 10mil for 3 years. KT has no transactions with the candidate)
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director and Audit committee member, HJ Shipbuilding & Construction
Service Term	March 31, 2022 to the 2025 AGM (three-year term)

• Educational Background

• 1991	V.S., Law school, University of Washington

• 1979	B.A., Law, Seoul National University

• Professional Associations

• 2020 – Present	Outside Director and Audit committee member, HJ Shipbuilding & Construction

• 2019 – Present	Professor of Law at Sejong university

• 2018 – Present	Partner Lawyer of DR&AJU Law Group

• 2013 – 2017	Secretary General, Constitutional Court of Korea

• Rationale for Recommendation

Mr. Yong-Hun Kim experienced key jobs in the court such as a professor of Judicial Research & Training Institute and a chief judge of Seoul High Court. In 2013, he was appointed as secretary general of Constitutional court of Korea and took a duty of representing the institution and, currently, he works as a lawyer, a professor of Sejong university and outside director of HJ Shipbuilding & Construction.

While Mr. Kim was working as a judge, he emphasized faithfulness and humility and was well known for winning confidence from legal circle by listening to opinions of all sides at the court and making reasonable judgment. Furthermore, working as a Secretary General of Constitutional Court of Korea, Mr. Kim has been awarded Blue Stripes Order of Service Merit in 2019, which is the highest grade from the Constitutional court with recognition of his hard work for the development of nation and society.

As a legal professional, he will contribute to enhance KT compliance system by monitoring major management issue frequently and providing essential solutions. Also, his reasonable arbitration capabilities will lead in further discussion between the Board of directors and management and contribute to make active operating of the Board. Therefore, Mr. Kim is recommended as outside director candidate.

• Candidate’s Plan as Outside Director

Mr. Kim has committed to carry on his duty faithfully keeping his mission and responsibility as outside director. As a legal expert, he will contribute to enhance corporate governance, compliance and social responsibility. He will lead the way in taking essential function of the Board to harmonize checks and balances of group governance and implementing core value and management strategy of KT group.

To enhance compliance, he will preemptively monitor legal risks and contribute to raise the level of ethic management by providing reasonable solutions. He will improve sustainable growth and corporate value by implementing social responsibility in a right way. Mr. Kim will guide the way of change to solve social problems and will take a role to make KT as ESG leading company.

<Agenda No. 3-5, Outside Director Candidate> Full Name: Mr. Benjamin Hong Current Occupation: Board Chairperson, LINA Life Insurance of Korea
Date of Birth	February 20, 1958
Gender	Male
Skills	Corporate Management
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Board Chairperson, LINA Life Insurance of Korea
Service Term	March 31, 2022 to the 2025 AGM (three-year term)

• Educational Background
• 1987	M.S., Business Administration, The City University of New York

• 1983	B.A., Business Administration, The City University of New York
• Professional Associations
• 2010 – Present	Board Chairperson, LINA Life Insurance of Korea

• 2010 – 2020	CEO, LINA Life Insurance of Korea

• 2008 – 2010	Korea Country Manager, Sun Life Financial

• 2003 – 2008	Vice President, Metlife International

• Rationale for Recommendation

Mr. Benjamin Hong first joined Prudential in the Wall street, the US and became a founding member of Korea branch of Prudential. From that position, he served insurance industry for about 30 years. In 2010, Mr. Hong was appointed as CEO of LINA Life Insurance of Korea and became the longest-served CEO of 11-year-tenure. He is currently taking a role of board chairperson of LINA Life Insurance of Korea.

During his incumbency as CEO, while competitors only focus on in-person sales strategy, Mr. Hong invented new sales strategy specialized in TM(Tele-Marketing) and made a big growth. He was recognized as an executive with the record of the highest ROE and ROA in the industry at that time. Furthermore, he created unique active office atmosphere and developed lively working culture. Mr. Hong’s innovative mindset and long experience of executive will help him to raise KT corporate value and make contribution in the Board operation. Therefore, Mr. Hong is recommended as outside director candidate.

• Candidate’s Plan as Outside Director

Mr. Hong will make a contribution to KT’s sustaining growth and corporate value increase with the experience he had as the longest-served CEO in the life insurance industry. For 11 years as a management expert, he put himself in his customer’s position and put value on the customer centric.

Based on his management experience, he will provide KT with practical for agile and flexible customer services. He will contribute to make KT have more trust and expectations from customers supporting KT’s customer centric management.

Furthermore, with his expertise and knowledge on investment sector, he will help KT to make the better investment decisions. In terms of corporate governance, he will strive to maintain management reliability and transparency. Also, he will support KT to make reasonable decisions by sharing various perspectives with the Board.

Board of Directors - Activity & Tenure Status

1) Summary of the BoD Meeting Attendance

Outside Directors	Percentage of Attendance*	The Number of Meetings	The Number of Attendance
• Outside Directors

Dae-You Kim	100%	13	13

Gang-Cheol Lee	84.6%	13	11

Hee-Yol Yu	100%	13	13

Tae-Yoon Sung	100%	13	13

Hyun-Myung Pyo	100%	13	13

Chung-Gu Kang	100%	13	13

Chan-Hi Park	100%	13	13

Eun-Jung Yeo	100%	13	13

*	Percentage of attendance is calculated over FY 2021

2) Comparison of the BoD Members

( ) Gender in parenthesis, Represents directors who are candidates for KT Board of Directors

Before AGM	After AGM
• Inside Directors

Hyeon-Mo Ku (M)	Hyeon-Mo Ku (M)

Jong-Ook Park (M)	Jong-Ook Park (M)

Kook-Hyun Kang (M)	Kyoung-Lim Yun (M)

• Outside Directors

Dae-You Kim*(M)	Dae-You Kim* (M)

Gang-Cheol Lee (M)	Gang-Cheol Lee (M)

Hee-Yol Yu (M)	Hee-Yol Yu (M)

Tae-Yoon Sung* (M)	Eun-Jung Yeo* (F)

Chung-Gu Kang* (M)	Chung-Gu Kang* (M)

Chan-Hi Park (M)	Hyun-Myung Pyo (M)

Eun-Jung Yeo* (F)	Yong-Hun Kim* (M)

Hyun-Myung Pyo (M)	Benjamin Hong (M)

*	Members of the Audit Committee

3) Tenure Status of the BoD Members

  Refers to directors who are candidates for KT Board of Directors

	Name	Initial Appointment	Recent Appointment	End of Tenure
Inside Directors	Hyeon-Mo Ku	March 2020	March 2020	AGM 2023
	Jong-Ook Park	March 2020	March 2022*	AGM 2023*
	Kyoung-Lim Yun	March 2022*	March 2022*	AGM 2023*
Outside Directors	Dae-You Kim	March 2018	March 2021	AGM 2024
	Gang-Cheol Lee	March 2018	March 2021	AGM 2024
	Hee-Yol Yu	March 2019	March 2022*	AGM 2025*
	Eun-Jung Yeo	March 2020	March 2020	AGM 2023
	Chung-Gu Kang	March 2020	March 2020	AGM 2023
	Hyun-Myung Pyo	March 2020	March 2020	AGM 2023
	Yong-Hun Kim	March 2022*	March 2022*	AGM 2025*
	Benjamin Hong	March 2022*	March 2022*	AGM 2025*

*	implies the date under the assumption of approval of election at the 40th AGM.

4) Skill Matrix of the BoD

• (FY2021) The portion of Business/Economics expertise was relatively high (5 out of total 11 directors)

• (FY2022) For mid-and long-term corporate value upgrade through ‘DIGICO strategy acceleration and Compliance enhancement’, the expertise on ‘Corporate management’ and ‘Legal’ will be added

(Unit : number of directors)

Year	Business/ Economics	Corporate Management	ICT Tech/Policy	Public Relations	Finance/ Accounting	Legal	Total
2021	5	1	2	2	1	-	11
2022	3	2	2	2	1	1	11

Business/Economics	Hyeon-Mo Ku (CEO), Jong-Ook Park (KT strategy), Kyoung-Lim Yun (Group Strategy)
Corporate Management	Hun-Myung Pyo (Customer service), Benjamin Hong(Finance)
ICT Tech/Policy	Chung-Gu Kang (Technology), Hee-Yol Yu (ICT Policy)
Public Relations	Dae-You Kim(Public policy), Gang-Cheol Lee (Partnership)
Finance/Accounting	Eun-Jung Yeo (Finance/Accounting)
Legal	Yong-Hun Kim (Legal)

5) Committees of the BOD

	Corporate Governance Committee	Audit Committee	Evaluation and Compensation Committee	Related- Party Transactions Committee	Sustainability Management Committee	Management Committee
Hyeon-Mo Ku

Jong-Ook Park

Kook-Hyun Kang

Dae-Yoo Kim

Gang-Cheol Lee

Hee-Yol Yu

Tae-Yoon Sung

Chung-Gu Kang

Chan-Hi Park

Eun-Jung Yeo

Hyun-Myung Pyo

chairperson

Agenda Item No.  4

Election of Member of the Audit Committee

Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Act, approval of the election of the member of the Audit Committee is hereby requested.

At this Annual General Meeting of Shareholders, one (1) member of the Audit Committee will be elected.

Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Commercial Act stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of member of the audit committee (Agenda No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares, equivalent to 7,074,244 shares, are not entitled to exercise any voting rights exceeding the “3% limit”.

Biography of the candidate is included in the subsequent pages.

<Agenda No. 4, Member of the Audit Committee Candidate>
Full Name: Mr. Yong-Hun Kim
Current Occupation: Outside Director and Audit committee member, HJ Shipbuilding & Construction/ Professor of Law at Sejong university/ Partner Lawyer of DR&AJU Law Group
Date of Birth	March 29, 1955
Gender	Male
Skills	Legal
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	Legal counseling contract between KT and DR&AJU Law Group (KRW 10mil for 3 years. KT has no transactions with the candidate)
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director and Audit committee member, HJ Shipbuilding & Construction
Service Term	March 31, 2022 to the 2025 AGM (three-year term)

• Educational Background

• 1991	V.S., Law school, University of Washington

• 1979	B.A., Law, Seoul National University

• Professional Associations

• 2020 – Present	Outside Director and Audit committee member, HJ Shipbuilding & Construction

• 2019 – Present	Professor of Law at Sejong university

• 2018 – Present	Partner Lawyer of DR&AJU Law Group

• 2013 – 2017	Secretary General, Constitutional Court of Korea

• Rationale for Recommendation

Mr. Kim, after his retirement as secretary general of Constitutional court, is working as a lawyer at DR&AJU Law Group. Not only does he have strong senses of accountability, ethics and fairness but he also has independence and expertise to become an audit committee member.

As he has served as an audit committee member of HJ Shipbuilding & Construction from 2020, he well understands the role and responsibility of an audit committee member. Implementing audit activities with his abundant experience and expertise, Mr. Kim is expected to provide timely and practical solutions for KT to proactively respond to management environment change. Therefore, the Board of Directors recommends Mr. Kim as a candidate for the member of audit committee.

Agenda Item No.  5

Approval of Ceiling Amount on Remuneration for Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Act and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of a ceiling amount on remuneration for directors is hereby requested.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of outside directors only. The committee also is responsible for evaluating the performance of the Representative Director, and proposing the ceiling amount on the directors’ remuneration for shareholders’ approval.

In determining the ceiling amount on remuneration for directors, the following factors are considered: annual salary, short-term and long-term performance based incentives as well as provisions for severances and allowances. Actual amounts paid for the recent three years are disclosed in the “Report on Standards and Method of Payment for Remuneration of Directors.” Included herein.

For FY2022, ceiling amount, proposed by the BoD, on remuneration for directors is KRW 5.8 billion.

Agenda No.  6

Amendment to Severance Pay Regulations for Executives

Pursuant to Article 31-4 (Remuneration and Severance Payment for Directors) of Articles of Incorporation, approval of the following changes is hereby requested.

Background Information

Proposed changes to the Articles of Incorporation have been drafted following a resolution by the Board of Directors. The amendment includes clarification of the distinctions between Representative Director, who is elected by a resolution of the General Meeting of Shareholders, and Representative Director appointed by the Board of Directors, who is elected by a resolution of the Board of Directors.

Background information is drafted to improve shareholder’s understanding. For more accurate excerpts, please refer to the subsequent pages. If any potential conflicts exist, the following information shall prevail.

Before Amendment	After Amendment	Purpose

Article 2. (Subject) This Regulation shall apply to the Representative Director, inside directors, and managing officers of KT.

Article 2. (Subject)

This Regulation shall apply to the Representative Director (Representative Director who is elected by a resolution of the General Meeting of Shareholders pursuant to Article 25. (1) of the Articles of Incorporation), Representative Director appointed by the Board of Directors (Representative Director that is elected by a resolution of the Board of Directors following conditional clause of Article 25.(1) of the Articles of Incorporation), inside directors, and managing officers of KT.

Amended to clearly state ‘Representative Director’ and ‘Representative Director appointed by the Board of Directors’

Before Amendment	After Amendment	Purpose

Article 4. (Base)

The base pay for calculating severance payment is,

1. Representative Director : Total annual salary except short-term performance-based incentives, long-term performance-based incentives, paid in the 5-month period immediately preceding the date of termination

Article 4. (Base)

The base pay for calculating severance payment is,

1. Representative Director : Total annual salary except short-term performance-based incentives, long-term performance-based incentives, paid in the 5-month period immediately preceding the date of termination

1-2 Representative Director appointed by the Board of Directors : Total annual salary except short-term performance-based incentives, long-term performance-based incentives, paid in the 3-month period immediately preceding the date of termination

Amended to add the base pay for Representative Director appointed by the Board of Directors

Addendum

Before Amendment	After Amendment	Purpose

	ADDENDUM (March 31, 2022) These Severance Pay Regulations for Executives shall become effective as of the date of resolution of the General Meeting of Shareholders.	Amended to add effective date of amended Severance Pay Regulations for Executives

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